DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

20120004

January 11, 2012

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com

Re: Fluor Corporation
Incoming letter dated December 21, 2011

Dear Mr. Mueller:

This is in response to your letter dated December 21, 2011 concerning the shareholder proposal submitted to Fluor by James McRitchie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum ***

January 11, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fluor Corporation
Incoming letter dated December 21, 2011

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of Fluor's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Fluor may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Fluor to amend Fluor's Amended and Restated Certificate of Incorporation to give holders of 25% of Fluor's outstanding common stock the power to call a special shareholder meeting. You indicate that the proposal and the proposal sponsored by Fluor will directly conflict. You also indicate that submission of both proposals would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Fluor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 29019-00850

December 21, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Fluor Corporation*
Shareholder Proposal of James McRitchie
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Fluor Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from James McRitchie (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2012 Annual Meeting of Shareholders.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2012 Annual Meeting Of Shareholders.

Under the Delaware General Corporation Law, special meetings of a company's shareholders may be called by the board of directors and by any person or persons authorized by the certificate of incorporation or the bylaws. Article Eleventh of the Company's Amended and Restated Certificate of Incorporation and Section 2.02 of the Amended and Restated Bylaws provide that special meetings of the shareholders "for any purpose or purposes may be called at any time" only by the Board of Directors or a Board committee and state that special meetings may not be called by any other persons except to the extent provided in the Amended and Restated Certificate of Incorporation. Thus, the Company's shareholders do not currently have the authority to call a special meeting.

The Company's Board of Directors has approved submitting a Company proposal at its 2012 Annual Meeting of Shareholders requesting that the Company's shareholders approve an amendment to the Company's Amended and Restated Certificate of Incorporation. The amendment to the Amended and Restated Certificate of Incorporation would allow holders of 25% of the Company's outstanding common stock to call a special meeting of shareholders (the "Company Proposal"). If the Company Proposal is approved by shareholders, the Company will make a conforming amendment to its Amended and Restated Bylaws.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See Danaher Corp.* (avail. Jan. 21, 2011) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of outstanding common stock to call such meetings); *FirstEnergy Corp. (Rossi)* (avail. Feb. 23, 2011) (same); *Yum! Brands, Inc.* (avail. Feb. 15, 2011) (same); *Textron, Inc.* (avail. Jan. 5, 2011, *recon. denied* Jan. 12, 2011, *recon. denied* Mar. 1, 2011) (same); *Fortune Brands, Inc.* (avail. Dec. 16, 2010) (same); *See also ITT Corp.* (avail. Feb. 28, 2011) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when an articles of incorporation amendment proposed by the company would allow the holders of 35% of outstanding common stock to call such meetings); *Liz Claiborne, Inc.* (avail. Feb. 25, 2010) (concurring with the exclusion of a shareholder proposal requesting a bylaw amendment to provide that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a certificate of incorporation amendment proposed by the company would allow the holders of 35% of outstanding common stock to call such meetings); *Southwestern Energy Co.* (avail. Feb. 28, 2011) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a bylaw amendment proposed by the company would allow the holders of 20% of outstanding common stock to call such meetings); *Marathon Oil Corp.* (avail. Dec. 23, 2010) (same).

The Staff previously has permitted exclusion of shareholder proposals under circumstances almost identical to the instant case. For example, in the situation addressed in *Danaher Corp.* (avail. Jan. 21, 2011) cited above, the Staff concurred in excluding a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal, which would have allowed shareholders owning 25% of the outstanding common stock to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for the shareholders" and that submitting both proposals to a vote "would create the potential for inconsistent and ambiguous results."

Here, the Proposal conflicts with the Company Proposal because it proposes a different threshold percentage of share ownership to call a special shareholder meeting. As a result, there is a likelihood of conflicting and inconsistent outcomes if the Company's shareholders consider and vote on both the Company Proposal and the Proposal. Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2012 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(9).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Carlos M. Hernandez, the Company's Chief Legal Officer, at (469) 398-7375.

Sincerely,

Ronald O. Mueller

ROM/blb

Enclosures

cc: Carlos M. Hernandez, Fluor Corporation
James McRitchie
John Chevedden

101203732.3

EXHIBIT A

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Alan L. Boeckmann
Chairman of the Board
Fluor Corporation (FLR)
6700 Las Colinas Blvd
Irving TX 75039
Phone: 469 398-7000

Dear Mr. Boeckmann,

I purchased stock in our company because I believed our company had even greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie

10/23/2011

James McRitchie Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Carlos M. Hernandez <carlos.hernandez@fluor.com>
Corporate Secretary
PH: 469-398-7375
FX: 469-398-7700

[FLR: Rule 14a-8 Proposal, October 25, 2011]
3* – Special Shareowner Meetings
RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, continued to rate our company "D" with "High Governance Risk," "High Concern" in Takeover Defenses and "High Concern" in executive pay – $9 million for Alan Boeckmann.

Inside-related Peter Fluor (our Lead Director no less and on two of our most important board committees) had 27-years tenure – an additional independence concern. Plus Mr. Fluor was a director at the D-rated board of Anadarko Petroleum (APC) and received our highest negative votes of 18%. Joseph Prueher was on the same two board committees and received our second highest negative votes. Kent Kresa, also on two key board committees, was designated a "flagged (problem) director" since he was on the General Motors board prior to bankruptcy.

Part of the annual incentive pay for our named executive officers (NEOs) included the subjective evaluation of "discretionary individual and team performance," which undermined the credibility and effectiveness of an incentive plan. Additionally, the only equity given to NEOs in 2010 consisted of time-based stock options and restricted stock, both of which simply vest over time.

Our CEO was entitled to $40 million in the event of a change in control. This was not in the interest of shareholders as it presented a conflict of interest by providing a strong financial incentive for Mr. Boeckmann to pursue such an arrangement.

In addition, our company had charter and bylaw provisions that would make it difficult or impossible for shareholders to achieve control by enlarging our board or removing directors and filling the resulting vacancies.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

October 25, 2011

James McRitchie
*** FISMA & OMB Memorandum M-07-16 ***

Re: TD AMERITRADE account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Thank you for the opportunity to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 100 shares of Fluor Corporation (FLR) since November 25, 2008.

If we can be of any further assistance, please log on to your account and click "Message Center" (under Home) to write us. A Client Services representative will respond to your query through your Message Center inbox. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Nathan Stark

Nathan Stark
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide legal or tax advice. Please consult your legal or tax advisor regarding tax consequences of your transactions.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 1721 L 06/11